Form 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Report Of Foreign Private Issuer
Pursuant To Rule 13a-16 Or 15d-16 Of
The Securities Exchange Act Of 1934

For the month of September, 2012

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC.
(Translation of Registrant’s Name into English)

Avenida Brigadeiro Luis Antonio, 1343, 9º Andar
São Paulo, SP, Brazil  01317-910
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

ULTRAPAR HOLDINGS INC.

TABLE OF CONTENTS

ITEM

1.	Minutes of the Meeting of the Board of Directors held on September 19th, 2012

ULTRAPAR PARTICIPAÇÕES S.A.

Publicly Traded Company

CNPJ nº 33.256.439/0001- 39	NIRE 35.300.109.724

MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS (09/2012)

Date, Time and Location:
September 19th, 2012, at 2:30 p.m., at the Company’s headquarters, located at Av. Brigadeiro Luís Antônio, nr 1343 – 9th floor, in the City and State of São Paulo.

Attendance:
Members of the Board of Directors.

Decisions:

1.	The members of the Board of Directors analyzed and approved the proposal of strategic positioning of Ultracargo, the Company’s storage business.

2.
The members of the Board of Directors analyzed and approved, in line with the Ultrapar’s Investment Approval Policy, the proposal for investments to increase production capacity by 100 thousand tons per year in the United States and Mexico by Oxiteno, the Company’s chemical business, in a total value of US$ 92 million, of which US$ 5 million are estimated to be spent in 2012.

(Minutes of the Meeting of the Board of Directors of Ultrapar Participações S.A., held on September 19th, 2012)

3.	The members of the Board of Directors analyzed and approved the additional investment budget for 2012 of R$ 115 million allocated to Ipiranga, the Company’s fuel distribution business.

4.	The members of the Board of Directors were updated about strategic and expansion projects of the Company’s subsidiaries.

5.	The members of the Board of Directors discussed alternatives to finance the Company’s indebtedness maturing in 2013.

Observations: The deliberations were approved, with no amendments or qualifications, by all the Board Members present.

As there were no further matters to be discussed, the meeting was closed, and the minutes of this meeting were written, read and approved by all the undersigned members present.

Paulo Guilherme Aguiar Cunha – Chairman

Lucio de Castro Andrade Filho

Ana Maria Levy Villela Igel

Paulo Vieira Belotti

Olavo Egydio Monteiro de Carvalho

(Minutes of the Meeting of the Board of Directors of Ultrapar Participações S.A., held on September 19th, 2012)

Nildemar Secches

Luiz Carlos Teixeira

Thilo Mannhardt

Renato Ochman

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 19, 2012
ULTRAPAR HOLDINGS INC.
By:	/s/ André Covre
Name: André Covre
Title: Chief Financial and Investor Relations Officer

(Minutes of the Meeting of the Board of Directors held on September 19th, 2012)